SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

VIA EDGAR	October 5, 2012

Lyn Shenk, Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reed Elsevier PLC

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 12, 2012

File No. 001-13334

Reed Elsevier NV

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 12, 2012

File No. 001-13688

Dear Mr. Shenk:

We are writing on behalf of our clients, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier”), in response to your letter dated September 21, 2012, a copy of which is attached hereto, containing a comment by the Staff of the Securities and Exchange Commission (the “Commission”) with respect to Reed Elsevier’s Form 20-F for the fiscal year ended December 31, 2011.

As discussed by telephone by Doug Jones of the Commission’s Staff and Rhett Brandon of this firm, we confirm that Reed Elsevier intends (1) to include information in response to the Staff’s comment in its future filings on Form 20-F and (2) to provide the Staff with Reed Elsevier’s intended revised disclosure on or before October 19, 2012.

If you have any questions regarding the foregoing, please contact Rhett Brandon of this firm (rbrandon@stblaw.com, tel. 212-455-3615, fax 212-455-2502).

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

cc:	Mark H. Armour

Reed Elsevier PLC and

Reed Elsevier NV

Patrick Kuhn

Doug Jones

Division of Corporation Finance

Securities and Exchange Commission

ATTACHMENT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

September 21, 2012

Via E-mail

M H Armour

Chief Financial Officer

Reed Elsevier PLC and Reed Elsevier NV

1-3 Strand

London WC2N 5JR

England

Re:	Reed Elsevier PLC
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 12, 2012
File No. 001-13334
Reed Elsevier NV
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 12, 2012
File No. 001-13688

Dear Mr. Armour:

We have reviewed your filings and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Operating and Financial Review and Prospects, page 25

Results of Operations for the Year Ended December 31, 2011…, page 28

1.

We note that cost of sales, selling and distribution costs, and administration and other expenses are material to your results but you do not provide a discussion and analysis of them. Please revise your disclosure to provide a direct comparative discussion and analysis of each of these expenses in addition to your current disclosure which is made in the context of operating profit. Your revised disclosure should also quantify and analyze the impact of each (and not netted) significant component within these expenses that caused the related expense or component to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. We also believe

M H Armour

Reed Elsevier PLC and Reed Elsevier NV

September 21, 2012

that these disclosures are appropriate at the segment level when the change in these expenses and significant components therein materially impacts the segment’s measure of profit or performance. Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief